UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

1Q18 Results April, 27th 2018

1Q18 Results April 27th 2018 / 2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.     This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

1Q18 Results April 27th 2018 / 3 Strong Results in the Quarter Net Attributable Profit CET1 fully-loaded – BBVA Group Quarterly evolution (m) Quarterly evolution (%)     +46 bps 1,340 1,199 1,107 1,143 1,192 11.47% Ex- TEF 11.20% 11.34% impairment 11.01% 11.10% +13 bps 1,123 70 1Q17 2Q17 3Q17 4Q17 1Q18 Mar.17 Jun.17 Sep.17 Dec.17 * Mar.18 * Proforma Proforma (*) Data proforma includes IFRS9 full impact (-31bps) and +57 bps from corporate transactions (sale of BBVA Chile and RE Assets to Cerberus)

1Q18 Results April 27th 2018 / 4 1Q18 Highlights 01 Strong core revenue growth NII + Fees (€ constant) +9.4% vs. 1Q17 02 Efficiency improvement Efficiency 48.9% -106 bps vs. 12M17 (constant) 03 Outstanding trend in digital Digital Sales Mobile customers sales and customers 37% 19.3 m +43% Mar-18(1) Mar-18 vs. Mar-17 04 Sound risk indicators NPL ratio Coverage ratio CoR 4.4% 73% 0.85% -50 bps vs. 1Q17 +214 bps vs. 1Q17 -6 bps vs. 1Q17 05 Strong capital position CET 1 FL (Proforma) 11.47% +13 bps vs. 4Q17 06 Focus on shareholder value ROE (2) TBV/Share + Shareholders remuneration 11.9% 5.69 5.73 Mar-18 IFRS9 0.15 Dividends -0.14 ROTE (2) impact +3.2% 14.6% Mar-18 5.55 5.58 (1) % of total sales YtD, # of transactions Dec-17 Mar-18 (2) Includes Other Comprehensive Income

1Q18 Results April 27th 2018 / 5 1Q18 Profit & Loss Change 1Q18/1Q17 BBVA Group (€m) 1Q18% % constant Net Interest Income 4,288 -0.8 9.3 Net Fees and Commissions 1,236 1.1 9.8 Net Trading Income 410 -40.6 -38.5 Other Income & Expenses 162 11.2 19.1 Gross Income 6,096 -4.5 4.2 Operating Expenses -2,979 -5.0 3.2 Operating Income 3,117 -4.0 5.1 Impairment on Financial Assets -823 -12.9 -5.2 Provisions and Other Gains and Losses -58 -75.5 -75.4 Income Before Tax 2,237 8.3 20.1 Income Tax -611 6.5 17.3 Net Income 1,626 9.0 21.1 Non-controlling Interest -286 -2.2 15.8 Net Attributable Profit 1,340 11.8 22.3

1Q18 Results April 27th 2018 / 6 Strong Core Revenue Growth Net Interest Income Net Fees and Commissions (€m constant) (€m constant) +9.3% +9.8% 4,401 4Q17 Good trend 1,126 1,128 1,180 1,183 1,236 4,045 4,122 4,288 impacted by maintained, 3,925 higher income +4.5 % remarkable -2.6 % from CPI Spain and linkers in Turkey Turkey 1Q17 2Q17 3Q17 4Q17 1Q18 1Q17 2Q17 3Q17 4Q17 1Q18 Net Trading Income Gross Income (€m constant) (€m constant) +204 €m CNCB disposal +4.2% 667 CNCB Supported disposal in 6,159 6,096 by core 541 1Q17 and 5,853 5,751 5,819 revenues 350 410 332 higher results -1.0 % from FX hedges in 1Q17 2Q17 3Q17 4Q17 1Q18 4Q17 1Q17 2Q17 3Q17 4Q17 1Q18

1Q18 Results April 27th 2018 / 7 Efficiency Improvement Group Operating Jaws Efficiency Ratio (YtD (%); (€ constant)) (€ constant) 5,686 Gross Income 52.8% 9.6% ex-NTI 5,187 8.9% 4,761 49.9% -106 48.9% 2,979 Operating bps 2,863 0.8% 2,887 3.2% Expenses 1Q16 1Q17 1Q18 12M16 12M17 3M18 Positive jaws & significant efficiency improvement

1Q18 Results April 27th 2018 / 8 Positive jaws in all geographies Operating Jaws Breakdown (YoY (%); (€ constant)) Spain* USA Mexico INFLATION INFLATION INFLATION 1.4% 2.0% 6.1%     Average 12m Average 12m Average 12m Gross Operating Income ex-NTI expenses 13.0% 6.3% 7.3% -0.3% 4.8% -4.7% Gross Operating Gross Operating Income ex-NTI expenses Income ex-NTI expenses Turkey INFLATION South America INFLATION 11.2% ex-Vza 8.2%     Average 12m Average 12m 17.3% 14.5% 8.6% 9.3% Gross Operating Gross Operating Income ex-NTI expenses Income ex-NTI expenses (*) Spain includes banking and non-core real-estate activities.

1Q18 Results April 27th 2018 / 9 Outstanding trend of digital sales in all markets (% of total sales YtD, # of transactions) GROUP SPAIN USA(*)     36.7 41.8 19.8 21.5 24.1 16.1 Mar-17 Mar-18 Mar-17 Mar-18 Mar-17 Mar-18 MEXICO TURKEY SOUTH AMERICA 31.1 38.7 46.2 31.0 13.7 22.4 Mar-17 Mar-18 Mar-17 Mar-18 Mar-17 Mar-18 Figures have been restated due to change in the inclusion of some products (*) Excludes ClearSpend Debit cards Strong growth across markets

1Q18 Results April 27th 2018 / 10 Digital sales driven by DIY and customer experience DIY availability Enhanced usability Digital Pension Plan Turkey Digital sales     contribution from Jan to Mar 92% x10     83% FROM TO Paper based process Digital process (web&mobile) 1Q17 1Q18 1 Document, 32 pages 2 document links 12 Signatures 2 digital approvals Approximately Approximately 30 minutes 1 minute New functionalities Positive impact on people’s lives and businesses Baby BBVA BBVA Bconomy DLT Corporate Planner Valora Invest Loan Origination Mexico Colombia Note: DIY availability: % of units sold that can be purchased digitally

1Q18 Results April 27th 2018 / 11 Digital sales boost total sales and improve efficiency Total sales increase Migration to more efficient channels Express Personal Loan New Production USA Click&Pay Lines of Credit Small Business (Monthly average production, units, % of total units) Spain (YtD units, % of total units)     +47% +33% 29% Digital +325% sales     x15 59% 10% 5% Digital Digital Digital sales sales sales Non-Digital +16% sales Non-Digital sales     2017 1Q18 1Q17 1Q18

1Q18 Results April 27th 2018 / 12 Growth in digital and mobile customers Digital Customers (Mn, % penetration) +25% 24.0 19.1 Mar-17 Mar-18 Goal: 50% tipping PENETRATION 38% 45% point of digital customers in 2018 and mobile Mobile Customers customers in 2019 (Mn, % penetration) +43% 19.3 13.5 Mar-17 Mar-18 PENETRATION 26% 36%

1Q18 Results
April 27th 2018 / 13

Digital customers are more loyal and engaged

Attrition rate (Last 12M)


Group*
-57%
Non Digital
Digital
Spain
-43%
Non Digital
Digital
USA
-23%
Non Digital
Digital
Mexico
-76%
Non Digital
Digital
Turkey
-55%
Non Digital
Digital
South America**
-42%
Non Digital
Digital

Significant mobile interactions increase Spain

(# Customers monthly interactions)


x2
1 x
every 2days
App
~1 x
per week
Web
<1 x
per month
Branch
May.16
Mar.18

(*) Group: Spain, USA, Mexico , Turkey, Argentina, Colombia and Peru

(**) South America: data of attrition in Argentina, Colombia and Peru

Note: Attrition rate calculated based on change in customers from Mar17 to Mar18, excluding new customers during this period

1Q18 Results April 27th 2018 / 14 Sound risk indicators1 Total Impairments2 (Financial Assets and RE) NPLs (€m constant) (€bn) -13.6%—3.7 € bn 926 931 1,047 23.2 22.4 963 800 20.9 20.5 19.5 -23.6% €—1.0 bn     1Q17 2Q17 3Q17 4Q17 1Q18 1Q17 2Q17 3Q17 4Q17 1Q18 Cost of risk NPL & Coverage ratios     YtD (%)    (%) 1.1% 0.9% 0.9% 1.0% 71% 71% 72% 73% 0.9% 65% Coverage 0.8%0.9% Cost of risk 0.9% 0.9% 0.9% 4.9% 4.8% 0.9% 0.8%0.7% 4.6% 4.6% 4.4% NPL(3) Cost of risk & RE 1Q17 2Q17 3Q17 4Q17 1Q18 assets impairments 1Q17 2Q17 3Q17 4Q17 1Q18 (1) Data as of 1Q18 under IFRS9 standards, 2017 figures under IAS 39 (2) Ex- Telefónica impairment in 4Q17 (3) NPL ratio exclude repos in Spain Asset quality improvement

1Q18 Results
April 27th 2018 / 15

Strong capital position

CET1 fully-loaded - BBVA Group

Evolution (%, bps)


+13 bps
11.08%
-31 bps
+57 bps
11.34%
+37 bps
-15 bps
-9 bps
11.47%
Dec.17
IFRS9 full impact
Corporate Transactions*
Dec.17 proforma
Net Earnings
Dividend accrual
Others**
Mar.18 proforma

(*) Sale of BBVA Chile and RE Assets to Cerberus.
(**) Others includes RWAs, mark to market of the AFS portfolio, FX impact, AT1 coupons, among others.

High quality capital

Leverage ratio fully-loaded (%)

6.4% #1
BBVA

4.9%
European Peer Group Average

AT1 and Tier 2 buckets already covered

Mar-18, Fully loaded (%)

1.65%
AT1

2.55%
Tier 2

European Peer Group: BARC, BNPP, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI, CASA.
European Peer Group figures as of December 2017. BBVA figures of March 2018

1Q18 Results April 27tH 2018 / 16 Business Areas

1Q18 Results
April 27th 2018 / 17

Spain Banking Activity

Profit & Loss (€m)	1Q18	Δ (%) vs 1Q17	Δ (%) vs 4Q17
Net Interest Income	**921**	**-1.6**	**-2.7**
Net Fees and Commissions	412	7.8	6.4
Net Trading Income	167	-26.0	3.3
Other Income & Expenses	97	-27.6	n.s.
Gross Income	**1,596**	**-4.8**	**10.3**
Operating Expenses	-823	-4.2	-1.4
Operating Income	**773**	**-5.4**	**26.4**
Impairment on Financial Assets (net)	-70	-57.4	-49.1
Provisions (net) and other gains (losses)	-87	-32.5	10.9
Income Before Tax	**616**	**17.7**	**55.9**
Income Tax	-178	18.4	133.8
Net Attributable Profit	**437**	**17.3**	**37.3**

Activity
(Mar-18)


YtD -2.4%
YtD -1.8%
€ bn 163.3
YoY -2.4%
Rest 5.0 +11.4%
Very small business 12.9 +4.9%
Other commercial 22.0 3.5%
Mortgages 76.6 -4.3%
Public sector 15.5 -15.7%
Consumer 9.9 +37.7%
Corporates + CIB 21.4 -9.5%
Lending(1)
€ bn 232.6
YoY 0.7%
Off-BS Funds(2) 63.0 +9.7%
Time Deposits 40.8 -36.5%
Demand Deposits 128.8 +17.9%
Cust. Funds

(1) Performing loans under management. (2) Includes mutual funds, pension funds and other off balance sheet funds. Note: Activity excludes repos

Customer Spread
(%)


Yield on loans
2.04
2.00
2.01
1.92
1.93
1.94
Customer spread
Cost of deposits
0.11
0.07
0.07
1Q17
4Q17
1Q18

Key Ratios


Efficiency ratios (%, €)
C/I ex NTI
59.2
60.3
57.5
C/I
54.9
51.2
51.5
3M17
12M17
3M18


Asset Quality ratios(1)
53%
50%
57%
Coverage
6.0%
5.5%
5.4%
NPL(2)
0.38%
0.32%
0.17%
CoR (YtD)
1Q17
4Q17
1Q18

(1) Data as of 1Q18 under IFRS9 standards. 2017 figures under IAS 39
(2) NPL ratio exclude repos

- **Loans:** Quarterly evolution impacted by seasonality. Growth in high profitable segments
- **Customer spread:** Slight improvement thanks to a more profitable loan portfolio and a successful price management
- **Core revenue growth (+1.1% yoy):** sound growth in mutual funds and banking service fees
- **Costs** continue to go down and efficiency improves
- **Asset quality:** NPLs down -€456 Mn qoq and CoR better than expected due to provision releases.

1Q18 Results April 27th 2018 / 18 Non Core Real Estate Net exposure (€bn) -34.1% Net attributable profit (€m) 9.3 -75.0% 6.4 6.1 5.6 1Q17 4Q17 1Q18 Real Estate owned assets 4.7 -27 4.8 -14.6% -106 RE developer 3.7 loans 1.7 1.3 -63.7% -216 Mar-17 Dec-17 Mar-18 Cerberus deal to reduce almost entirely our exposure to REOs. Transaction expected to be closed in 3Q18 Significant reduction in net losses in 1Q18, in line with expectations

1Q18 Results
April 27th 2018 / 19

USA

Profit & Loss (constant €m)	1Q18	Δ (%) vs 1Q17	Δ (%) vs 4Q17
Net Interest Income	**524**	**15.0**	**3.6**
Net Fees and Commissions	148	-2.4	1.1
Net Trading Income	24	-14.6	-22.6
Other Income & Expenses	3	n.s.	-88.9
Gross Income	**699**	**11.8**	**-1.1**
Operating Expenses	-435	7.3	-3.2
Operating Income	**264**	**20.0**	**2.4**
Impairment on Financial Assets (net)	-20	-67.9	-52.7
Provisions (net) and other gains (losses)	8	n.s.	n.s.
Income Before Tax	**251**	**64.3**	**27.2**
Income Tax	-56	37.3	-51.3
Net Attributable Profit	**195**	**74.1**	**137.0**

Activity (Mar-18)
(constant €)


YtD -0.2%
YtD -1.1%
€ bn 52.5
YoY +1.6%
CIB 7.8 -10.0%
Other commercial 20.1 +2.8%
Consumer 7.1 +13.5%
SMEs 2.1 -6.6%
Mortgages 10.4 -4.2%
Public Sector 4.9 +19.4%
Lending[1]
€ bn 58.5
YoY +5.7%
Others 5.8 -3.9%
Time Deposits 15.4 +25.1%
Demand Deposits 37.4 +0.8%
Cust. Funds

(1) Performing loans under management.
Note: Activity excludes repos

Customer Spread
(%)


Yield on loans
3.88
4.16
4.31
3.51
3.75
3.86
Customer spread
Cost of deposits
0.37
0.41
0.45
1Q17
4Q17
1Q18

Key Ratios

Efficiency ratios
(%, constant €)


C/I ex NTI
67.9
66.9
64.5
64.8
64.3
62.2
C/I
3M17
12M17
3M18

Asset Quality ratios[1]


106%
104%
98%
Coverage
1.3%
1.2%
1.2%
NPL
0.49%
0.43%
0.16%
CoR (YtD)
1Q17
4Q17
1Q18

NOTE: BTS business has been reclassified from USA to Mexico

(1) Data as of 1Q18 under IFRS9 standards, 2017 figures under IAS 39

- **NII growth** at mid teens
- Focus on growing the **consumer book** (+13.5% yoy)
- **Customer spread** continues to increase thanks to low deposit Betas
- **Positive jaws** and efficiency improvement
- **CoR much better than expected** thanks to provision releases and a positive IFRS9 macro adjustment
- Upward trend in **profitability**

1Q18 Results
April 27th 2018 / 20

Mexico

Profit & Loss (constant €m)	1Q18	Δ (%) vs 1Q17	Δ (%) vs 4Q17
Net Interest Income	**1,317**	**8.2**	**-0.5**
Net Fees and Commissions	281	6.3	-6.6
Net Trading Income	67	-1.0	1.7
Other Income & Expenses	45	-30.6	78.6
Gross Income	**1,711**	**6.0**	**-0.4**
Operating Expenses	-567	4.8	-5.0
Operating Income	**1,144**	**6.6**	**2.1**
Impairment on Financial Assets (net)	-377	-0.6	1.1
Provisions (net) and other gains (losses)	21	n.s.	n.s.
Income Before Tax	**788**	**14.1**	**8.8**
Income Tax	-216	18.5	13.6
Net Attributable Profit	**571**	**12.5**	**7.1**

Activity (Mar-18) (constant €)


YtD -0.5%
YtD -2.6%
€ bn 47.2
YoY +4.8%
SMEs 3.4 +2.9%
Consumer 6.8 +5.5%
Other commercial 17.8 +5.7%
Mortgages 8.7 +6.5%
Credit cards 4.6 +5.2%
Public Sector 5.6 -5.9%
Rest 0.4 n.s.
Lending[1]
€ bn 66.1
YoY +7.6%
Others 2.4 -5.2%
Off-BS Funds 17.6 +11.1%
Time Deposits 10.7 +18.8%
Demand Deposits 35.3 +4.1%
Cust. Funds

(1) Performing loans under management.
Note: Activity excludes repos

Customer Spread (%)


Yield on loans
12.10
12.46
12.65
10.82
10.84
10.88
Customer spread
Cost of deposits
1.28
1.62
1.77
1Q17
4Q17
1Q18

Key Ratios

Efficiency ratios (%, constant €)


C/I ex NTI
35.0
35.7
34.5
33.5
34.4
33.1
C/I
3M17
12M17
3M18

Asset Quality ratios[1]


129%
123%
153%
Coverage
2.3%
2.3%
2.1%
NPL
3.27%
3.24%
3.18%
CoR (YtD)
1Q17
4Q17
1Q18

NOTE: BTS business has been reclassified from USA to Mexico

(1) Data as of 1Q18 under IFRS9 standards, 2017 figures under IAS 39

- **NII growth** at high single digit yoy, in line with expectations
- **Loans** +4.8% yoy, with sound growth of retail portfolios and slowdown in the commercial book.
- **Positive jaws** maintained and efficiency improvement
- **Asset quality indicators** continue to improve: coverage increase explained by IFRS9 and CoR better than expected
- Double digit **bottom line growth**

1Q18 Results
April 27th 2018 / 21

Turkey

Profit & Loss (constant €m)	1Q18	Δ (%) vs 1Q17	Δ (%) vs 4Q17
Net Interest Income	**753**	**10.4**	**-14.4**
Net Fees and Commissions	201	39.9	26.3
Net Trading Income	20	n.s.	n.s.
Other Income & Expenses	23	215.0	40.2
Gross Income	**996**	**21.5**	**-5.0**
Operating Expenses	-354	8.6	0.6
Operating Income	**642**	**30.1**	**-7.8**
Impairment on Financial Assets (net)	-151	48.5	53.8
Provisions (net) and other gains (losses)	29	114.2	n.s.
Income Before Tax	**520**	**28.2**	**-13.0**
Income Tax	-114	27.5	1.8
Net Attributable Profit	**201**	**49.7**	**-16.7**

Activity (Mar-18) (constant €)


YtD +3.5%
YtD +4.5%
€ bn
49.4
YoY
+11.8%
Rest
Credit cards
0.6
4.2
n.s.
+14.7%
Consumer
6.6
+15.9%
Business Banking
33.1
+10.5%
Public Sector
Mortgages
0.1
4.8
-34.3%
+6.7%
Lending(1)
€ bn
47.0
YoY
+17.7%
Mutual & Pension Funds
3.9
+29.1%
Time Deposits
29.8
+16.2%
Demand Deposits
13.4
+17.9%
Cust. Funds

(1) Performing loans under management.
Note: Activity excludes repos

Customer Spread (%)


Yield on loans
10.17
11.24
11.73
Customer spread
5.63
5.67
5.88
5.57
5.85
4.54
Cost of deposits
1Q17
4Q17
1Q18

Key Ratios

Efficiency ratios (%, constant €)


C/I ex NTI
39.2
36.7
36.3
39.8
36.5
35.6
C/I
3M17
12M17
3M18

Asset Quality ratios[1]


128%
85%
86%
Coverage
2.6%
3.9%
3.7%
NPL
0.85%
0.82%
1.17%
CoR (YtD)
1Q17
4Q17
1Q18

(1) Data as of 1Q18 under IFRS9 standards, 2017 figures under IAS 39

- **TL loan portfolio** growing at double digit, despite a limited use of CGF
- **Customer spread** increases qoq thanks to an excellent price management
- Sound **core revenue** growth
- NII qoq evolution impacted by inflation rate update in 4Q (+€124 Mn)
- Focus on **cost control**: opex growth< inflation
- **CoR** increase explained by the commercial portfolio and the negative IFRS 9 adjustment

1Q18 Results
April 27th 2018 / 22

South America

Profit & Loss (constant €m)	1Q18	Δ (%) vs 1Q17	Δ (%) vs 4Q17
Net Interest Income	**792**	**14.7**	**3.1**
Net Fees and Commissions	163	10.6	-4.4
Net Trading Income	112	15.1	-7.5
Other Income & Expenses	12	n.s.	n.s.
Gross Income	**1,079**	**15.4**	**2.5**
Operating Expenses	-484	9.4	3.8
Operating Income	**595**	**20.7**	**1.4**
Impairment on Financial Assets (net)	-167	2.2	65.5
Provisions (net) and other gains (losses)	-11	-27.6	-67.9
Income Before Tax	**417**	**32.6**	**-7.6**
Income Tax	-128	37.8	-0.1
Net Attributable Profit	**210**	**33.4**	**-9.5**

NOTE: Venezuela 1Q18 figures in current €

Activity (Mar-18) (constant €)


YtD +1.6%
YtD +1.5%
€ bn 48.4
YoY +11.7%
€ bn 58.3
YoY +7.9%
Others 3.1 +10.8%
Peru 12.6 +5.5%
Colombia 12.5 +10.0%
Chile 14.6 +4.3%
Argentina 5.6 +73.9%
Others 11.8 +9.2%
Peru 13.4 +1.8%
Colombia 14.3 +7.1%
Chile 10.5 -2.4%
Argentina 8.2 +39.5%
Lending(1)
Cust. Funds

(1) Performing loans under management
Note: Activity excludes repos

Customer Spread (%)


15.73
13.11
12.70
6.91
6.57
6.75
6.32
6.60
6.72
3.76
3.93
4.01
1Q17
4Q17
1Q18

Key Ratios

Efficiency ratios (%, constant €)


52.8
49.9
50.0
C/I ex NTI
47.3
44.6
44.8
C/I
3M17
12M17
3M18

Asset Quality ratios[1]


96%
89%
93%
Coverage
3.3%
3.4%
3.6%
NPL
1.49%
1.32%
1.37%
CoR (YtD)
1Q17
4Q17
1Q18

(1) Data as of 1Q18 under IFRS9 standards, 2017 figures under IAS 39

- Sound **growth** in all P&L lines
- **Loan growth accelerating** to double digit, supported mainly by Argentina and Colombia
- **Positive** operating **jaws**
- **CoR better** than expectations

1Q18 Results April 27th 2018 / 23 Final Remarks 01 High quality set of results, supported by core revenues 02Impact of digital on revenue growth and efficiency improvement 03Achieving double-digit returns in developed markets, both Spain and USA 04    Sustaining growth and returns in emerging markets Focus on shareholder value

1Q18 Results April 27tH 2018 / 24 Annex 01 Customer Spread by Country 05 Net Attributable Profit Evolution 02 ALCO Portfolio and Liquidity 06 Gross Income Breakdown Coverage Ratios (LCRs) 07 P&L Accounts by Business Unit 03 Capital and RWA 04 TBV per Share and Dividends evolution

1Q18 Results April 27th 2018 / 25 01 Customer Spread by Country

1Q18 Results
April 27th 2018 / 26

Customer Spreads: Quarterly Evolution

Average (€)

	1Q17	2Q17	3Q17	4Q17	1Q18
Spain	1.92%	1.94%	1.93%	1.93%	1.94%
Yield on Loans	2.04%	2.02%	2.00%	2.00%	2.01%
Cost of Deposits	-0.11%	-0.08%	-0.08%	-0.07%	-0.07%
USA	3.51%	3.67%	3.76%	3.75%	3.86%
Yield on Loans	3.88%	3.99%	4.12%	4.16%	4.31%
Cost of Deposits	-0.37%	-0.33%	-0.36%	-0.41%	-0.45%
Mexico MXN	12.10%	12.02%	11.81%	12.05%	12.06%
Yield on Loans	13.70%	13.78%	13.68%	14.02%	14.20%
Cost of Deposits	-1.60%	-1.77%	-1.87%	-1.98%	-2.14%
Mexico FC[1]	3.46%	3.62%	3.47%	3.68%	3.93%
Yield on Loans	3.49%	3.66%	3.53%	3.76%	4.02%
Cost of Deposits	-0.04%	-0.05%	-0.07%	-0.08%	-0.09%
Turkey TL	5.51%	5.24%	4.89%	4.90%	4.94%
Yield on Loans	13.15%	13.48%	13.75%	14.06%	14.55%
Cost of Deposits	-7.65%	-8.25%	-8.86%	-9.16%	-9.62%

	1Q17	2Q17	3Q17	4Q17	1Q18
Turkey FC[1]	3.73%	3.74%	3.88%	4.04%	4.16%
Yield on Loans	5.63%	5.76%	5.95%	6.14%	6.45%
Cost of Deposits	-1.90%	-2.02%	-2.07%	-2.10%	-2.29%
Argentina	15.73%	14.72%	13.47%	13.11%	12.70%
Yield on Loans	21.18%	19.97%	18.63%	18.77%	19.29%
Cost of Deposits	-5.46%	-5.24%	-5.16%	-5.65%	-6.59%
Chile	3.76%	4.16%	3.31%	3.93%	4.01%
Yield on Loans	6.42%	6.71%	5.47%	6.27%	6.41%
Cost of Deposits	-2.67%	-2.55%	-2.15%	-2.34%	-2.40%
Colombia	6.32%	6.52%	6.78%	6.60%	6.72%
Yield on Loans	12.08%	11.94%	11.62%	11.37%	11.31%
Cost of Deposits	-5.76%	-5.42%	-4.84%	-4.77%	-4.60%
Peru	6.91%	6.91%	6.80%	6.57%	6.75%
Yield on Loans	8.23%	8.32%	8.17%	7.90%	7.92%
Cost of Deposits	-1.32%	-1.41%	-1.37%	-1.33%	-1.17%

(1) Foreign currency
Note: USA ex NY Business Activity

1Q18 Results April 27th 2018 / 27 02 ALCO Portfolio and Liquidity Coverage Ratios (LCRs)

1Q18 Results April 27th 2018 / 28 ALCO Portfolio & Liquidity Coverage Ratios (LCRs) ALCO Portfolio breakdown by region (€ bn) 58.8 54.9 53.9 South America 3.3 South America 2.9 Mexico 6.1 Mexico 4.5 South America 3.5 Mexico 4.6 Turkey 10.2 Turkey 10.5 Turkey 9.3 USA 11.3 USA 10.9 USA 10.6 Euro1 27.9 Euro1 Euro1 26.1 25.9 Mar-17 Dec-17 Mar-18 (1) Figures excludes SAREB bonds (€5.2bn as of Mar-17 and €5bn as of Dec-17 and Mar-18) BBVA Group and Subsidiaries LCR Significantly above the 100% requirement Mar-18 BBVA Group Euroz.1 USA2 Mexico Turkey S. Amer. LCR 126% 150% 141% 148% 136% well >100% (1) Perimeter: Spain + Portugal + Rest of Eurasia (2) Compass LCR calculated according to local regulation (Fed Modified LCR)

1Q18 Results April 27th 2018 / 29 03 Capital and RWA Capital Base Risk-Weighted Assets by Business Area

1Q18 Results April 27th 2018 / 30 Capital Base Evolution of phased-in capital ratios Evolution of fully-loaded capital ratios (%) (%) Total capital Ratio 15.3 15.5 15.4 Total capital Ratio 15.0 15.3 15.1 2.4 2.5 2.5 2.5 2.5 Tier 2 Tier 2 2.5 Additional Tier 1 1.2 1.3 1.7 1.7 1.5 1.7 Additional Tier 1 CET1 CET1 11.0 11.6 11.7 11.1 10.9 11.1 11.5%     pro-forma including corporate transactions* Mar-17 Dec-17 Mar-18 Mar-17 Dec-17 Mar-18 (*) Sale of BBVA Chile and RE Assets to Cerberus.

1Q18 Results April 27th 2018 / 31 Risk-Weighted Assets by Business Area Phased-in RWA Breakdown by business area and main countries (€m) Mar-17 Dec-17 Mar-18 Banking activity in Spain 110,862 108,093 103,229 Non core Real Estate Activity 10,776 9,692 9,272 United States 64,847 58,688 57,262 Turkey 70,408 62,768 60,936 Mexico 50,244 44,941 47,769 South America 58,086 55,975 55,718 Argentina 9,250 9,364 8,679 Chile 14,476 14,431 14,730 Colombia 13,296 12,299 12,921 Peru 16,753 14,879 14,634 Venezuela 924 1,516 1,436 Rest of South America 3,387 3,485 3,319 Rest of Eurasia 14,413 15,150 14,907 Corporate Center 10,038 6,379 7,753 BBVA Group 389,674 361,686 356,847

1Q18 Results April 27th 2018 / 32 04 TBV per Share and Dividends Evolution

1Q18 Results April 27th 2018 / 33 Shareholder’s Return: TBV per Share and Dividends TBV per Share & Shareholder Remuneration (€ per Share) 5.96 6.03 6.09 5.99 5.69 5.73 0.08 0.21 0.30 0.30 IFRS9 impact 0.15 -0.14 5.88 5.79 5.69 5.82 5.55 5.58 Mar-17 Jun-17 Sep-17 Dec-17 01/01/2018 Mar-18 Shareholder Remuneration TBV

1Q18 Results April 27th 2018 / 34 05 Net Attributable Profit Evolution

1Q18 Results April 27th 2018 / 35 Group – Net Attributable Profit (€m) BUSINESSES +418 €m 53 8 1,340 67 63 83 1,199 65 80 -173 -104 3M17 €m FX Banking Non core RE USA Mexico Turkey Rest of South Corp. Centre 3M18 €m Effect activity Eurasia America Spain YoY (%) 17.3 -75.0 74.1 12.5 49.7 19.4 33.4 n.s. (constant €)

1Q18 Results April 27th 2018 / 36 06 Gross Income Breakdown

1Q18 Results April 27th 2018 / 37 Gross Income—Breakdown 3M18 Spain 1,593 €m Rest of Eurasia 26% 126 €m 2% USA 11% 699 €m South America 17% 1,079 €m 16% Turkey 996 €m 28% Mexico 1,711 €m Note: Spain includes Banking activity in Spain and Non Core Real Estate. Figures exclude Corporate Center

1Q18 Results April 27th 2018 / 38 07 P&L Accounts by Business Unit Total Spain: Banking Activity + Non Core Real Estate Non Core Real Estate Rest of Eurasia Corporate Centre

1Q18 Results April 27th 2018 / 39 Total Spain – Profit & Loss Change (%) Total Spain (€m) 1Q18 1Q18 vs 1Q17 1Q18 vs 4Q17 Net Interest Income 927 -1.8 -4.4 Net Fees and Commissions 412 7.4 6.6 Net Trading Income 167 -25.7 3.6 Other Income & Expenses 86 -15.6 n.s. Gross Income 1,593 -3.8 10.0 Operating Expenses -843 -4.7 -1.9 Operating Income 750 -2.7 27.3 Impairment on Financial Assets (net) -125 -26.0 -17.0 Provisions (net) and other gains (losses) -40 -81.3 -88.5 Income Before Tax 584 51.2 564.4 Income Tax -173 45.4 n.s. Net Attributable Profit 410 54.2 302.7

1Q18 Results April 27th 2018 / 40 Non Core Real Estate—Profit & Loss Change (%) Non Core Real Estate (€m) 1Q18 1Q18 vs 1Q17 1Q18 vs 4Q17 Net Interest Income 7 -27.9 -70.7 Net Fees and Commissions 0 -71.3 n.s. Net Trading Income 1 n.s. 296.0 Other Income & Expenses -11 -65.2 -48.6 Gross Income -3 -84.6 n.s. Operating Expenses -20 -21.1 -17.4 Operating Income -24 -49.6 1.7 Impairment on Financial Assets (net) -55 1,271.7 343.3 Provisions (net) and other gains (losses) 47 n.s. n.s. Income Before Tax -32 -76.9 -89.7 Income Tax 5 -83.8 -94.4 Net Attributable Profit -27 -75.0 -87.7

1Q18 Results April 27th 2018 / 41 Rest of Eurasia—Profit & Loss Change (%) Rest of Eurasia (€m) 1Q18 1Q18 vs 1Q17 1Q18 vs 4Q17 Net Interest Income 43 -7.0 17.1 Net Fees and Commissions 39 -5.1 -3.1 Net Trading Income 44 -9.5 81.3 Other Income & Expenses 1 -2.0 66.7 Gross Income 126 -7.3 24.6 Operating Expenses -72 -9.0 -10.3 Operating Income 53 -4.9 166.3 Impairment on Financial Assets (net) 17 127.2 29.6 Provisions (net) and other gains (losses) -1 -86.1 n.s. Income Before Tax 69 18.7 94.0 Income Tax -22 17.8 87.6 Net Attributable Profit 47 19.1 97.1

1Q18 Results April 27th 2018 / 42 Corporate Centre—Profit & Loss Change (%) Corporate Center (€m) 1Q18 1Q18 vs 1Q17 1Q18 vs 4Q17 Net Interest Income -68 -38.5 -17.9 Net Fees and Commissions -7 47.5 -63.5 Net Trading Income -24 n.s. n.s. Other Income & Expenses -7 -75.5 n.s. Gross Income -106 n.s. n.s. Operating Expenses -224 7.3 -1.2 Operating Income -330 137.6 134.4 Impairment on Financial Assets (net) 0 n.s. -100.0 Provisions (net) and other gains (losses) -63 813.3 305.1 Income Before Tax -393 171.1 -69.3 Income Tax 98 351.2 32.1 Net Attributable Profit -295 141.3 -75.2 Net Attributable Profit (ex-Telefonica -295 141.3 319.7 Impairment)

1Q18 Results April, 27th 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 27, 2018	By:	/s/ María Angeles Peláez Morón
	Name:	María Angeles Peláez Morón
	Title:	Authorized representative